Filed by Ashland Inc. pursuant to Rules 165 and 425 promulgated under the
    Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

                                                   Subject Company: Ashland Inc.
                                                  Commission File No.: 001-02918

      (Employee Q&A to be posted on Ashland Inc.'s Employee Intranet)

Q. THE TRANSFER OF ASHLAND'S INTEREST IN MAP TO MARATHON INVOLVES VARIOUS STEPS, INCLUDING SEVERAL MERGERS. ONCE THE TRANSACTIONS ARE COMPLETED, DOES ASHLAND BECOME A PART OF MARATHON?

A. No, the surviving Ashland Inc. will continue as a stand-alone public company and will consist of ADC, APAC, ASC (minus the maleic business) and Valvoline (minus the 61 VIOC centers).




Q.       IS ASHLAND  GOING TO ISSUE NEW STOCK AFTER THE JOINT  VENTURE DEAL
         CLOSES?

A.       Currently, that is not part of Ashland's strategy.




Q. SOME OF THE DETAILS OF THE TRANSFER PROCESS SEEM TO INDICATE THAT ASHLAND INC. WILL BE RENAMED "NEW ASHLAND INC." AFTER THE COMPLETION OF THE MAP TRANSFER. IS THIS CORRECT?

A. No, although it would be a new corporation, New Ashland Inc. will be the successor to Ashland Inc. and will change its name in the final step of the transaction to Ashland Inc. We used "New Ashland" to clarify the difference between the predecessor and successor corporations.



Q. IN MOST PUBLICATIONS AND ANNOUNCEMENTS CONCERNING WHAT "NEW" ASHLAND WILL DO WITH THE CASH OBTAINED AFTER THE REPAYMENT OF DEBT, LARGE ACQUISITIONS HAVE BEEN DOWNPLAYED TO A CERTAIN DEGREE. IF ASHLAND HAS NO INTENTION OF MAKING ACQUISITIONS AT THIS TIME, WHAT IS THE LIKELIHOOD IT WILL USE THIS CASH TO RELOCATE ITS CORPORATE OFFICES THAT REMAIN AT THE RUSSELL CAMPUS?

A. Ashland has no plans to relocate the Russell office, although individual jobs may be transferred to other campuses.


Q. HOW WILL THE TRANSFER AFFECT THE ENVIRONMENTAL LIABILITIES AT EXISTING OIL REFINERIES? DOES THIS STAY WITH ASHLAND OR WAS IT TRANSFERRED TO MARATHON?

A. Ashland's continuing exposure for environmental obligations for properties that are part of the MAP joint venture will be capped at $50 million following consummation of the proposed transaction. Ashland will continue to be responsible for other environmental liabilities associated with properties that were not previously transferred to MAP, including old service station sites, and terminals and refineries that were not transferred to MAP.



Q. WHY CAN'T WE USE A PORTION OF THIS MONEY TO BRING OUR RETIREMENT ACCOUNTS BACK TO WHERE THEY BELONG?

A. Ashland will most likely use part of the proceeds to improve the funding of our pension plans. This disclosure was made in the conference call.

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Q.       WHY DID ASHLAND'S DEBT RATINGS GET DOWNGRADED AFTER THE DETAILS OF
         THE DEAL WERE ANNOUNCED? IT SOUNDS LIKE MANY OF THE ANALYSTS THOUGHT IT WAS A BAD DEAL FOR ASHLAND.

A. Debt analysts gave mixed assessments. Standard & Poors had a positive reaction to the transaction, maintaining Ashland's current BBB long term rating and indicating a stable outlook with an affirmative ruling from the IRS. Moody's placed our long-term debt rating, Baa2, on "review for possible downgrade" due to their concerns about the long term profitability of our other businesses. Whether Moody's actually downgrades our long-term debt ratings will be influenced in large part by the performance of these businesses prior to closing the transaction.



Q. DOES THIS MEAN THAT WE WILL NOW FINALLY RECEIVE THE RAISES, PROMOTIONS, ETC. THAT WERE PROMISED?

A. The decision on pay increases has not changed as a result of the transaction. As has been previously communicated, the executive committee will review Ashland's financial performance after the close of the second quarter and will determine at that time whether a pay increase will occur prior to the end of the fiscal year.



Q. HOW DOES THIS AFFECT THE ASHLAND RESTRICTED STOCK FUND THAT MOST OF US HOLD IN OUR 401K PLANS?

A. The Ashland Restricted Stock Fund in the Ashland Savings Plan was eliminated effective January 1, 2003. The units that were in that fund were transferred into the non-restricted Ashland Stock Fund. Exchanges from the Ashland Stock Fund to other investment options are not restricted. Therefore, while a portion of the company match is still automatically invested in the Ashland Stock Fund, plan members may make exchanges from the Ashland Stock Fund at any time.

         If the transaction closes, the portion of a participant's account that is invested in the Ashland Common Stock Fund will receive the appropriate value of the Marathon Common Stock. However, the mechanics as to how this will be accomplished have not been fully determined (i.e. whether the Trustee will continue to hold the Marathon Common Stock for a period of time or whether the Trustee will sell the shares immediately).








FORWARD-LOOKING STATEMENTS
This document contains  forward-looking  statements,  within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland's operating performance and expectations about the proposed transaction, including those statements that refer to the expected benefits of the transaction to Ashland's shareholders. Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected herein will be achieved. These forward-looking statements are based upon internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, weather, operating efficiencies and economic conditions, such as prices, supply and demand, cost of raw materials, and legal proceedings and claims (including environmental and asbestos matters) and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those we describe in the forward-looking statements. The risks, uncertainties, and assumptions include the possibility that Ashland will be unable to fully realize the benefits anticipated from the transaction; the possibility of failing to receive a favorable ruling from the Internal Revenue Service; the possibility that Ashland fails to obtain the approval of its shareholders; the possibility that the transaction may not close or that Ashland may be required to modify some aspect of the transaction to obtain regulatory approvals; and other risks that are described from time to time in the Securities and Exchange Commission reports of Ashland. Other factors and risks affecting Ashland are contained in Ashland's Form 10-K, as amended, for the fiscal year ended Sept. 30, 2003, filed with the Securities and Exchange Commission (SEC) and available in Ashland's Investor Relations website at www.Ashland.com/investors or the SEC's website at www.sec.gov. Ashland undertakes no obligation to subsequently update or revise the forward-looking statements made in this news release to reflect events or circumstances after the date of this release.

ADDITIONAL INFORMATION ABOUT THIS TRANSACTION
Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. The proxy statement/prospectus will be filed with the SEC by Ashland, and security holders may obtain a free copy of the proxy statement/prospectus when it becomes available, and other documents filed with the SEC by Ashland, at the SEC's website at www.sec.gov. The proxy statement/prospectus, and other documents filed with the SEC by Ashland, may also be obtained for free in the SEC filings section on Ashland's Investor Relations website at www.Ashland.com/investors, or by directing a request to Ashland at 50 E. RiverCenter Blvd., Covington, KY 41012. The respective directors and executive officers of Ashland and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ashland's directors and executive officers is available in its proxy statement filed with the SEC by Ashland on December 8, 2003. Investors may obtain information regarding the interests of participants in the solicitation of proxies in connection with the transaction referenced in the foregoing information by reading the proxy statement/prospectus when it becomes available.